Exhibit 2 (f)


AMENDMENT TO BULK PURCHASE/SALES AGREEMENT


 THIS AMENDMENT, entered into as of this 31st day of August, 1996, by and between Great Western Bank, a Federal Savings Bank (hereinafter referred to as "Seller") and Blazer Financial Services, Inc. of Florida, a Florida corporation (hereinafter referred to as "Buyer"),

WITNESSETH:

 WHEREAS, the Buyer and Seller entered into a Bulk Purchase/Sales Agreement (the "Agreement") dated April 30, 1996 relating to the transfer of certain Sales Contracts and Loan Contracts and related assets and liabilities held in the name of Seller doing business as Great Western Financial Services; and

WHEREAS, the Agreement specified that the Buyer would assume Seller's deferred state and federal tax liabilities in the approximate amount of $215,000 arising from the transaction in partial consideration for the purchase of the Sales and Loan Contracts; and

WHEREAS, the Buyer and Seller desire to cancel Buyer's obligation to assume such tax liabilities in consideration of Buyer's paying Seller $215,858.07.

 NOW, THEREFORE, in consideration of the payment by Buyer to Seller of $218,858.07 on the date hereof, the parties hereto agree that Buyer shall have no obligation for Seller's deferred state and federal tax liabilities arising from the transfer referenced above and the Agreement is amended accordingly.

 IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the day and year stated above.

GREAT WESTERN BANK, A FEDERAL      BLAZER FINANCIAL SERVICES,
SAVINGS BANK                       INC. OF FLORIDA

By: /s/ Stephen F. Adams           By:    /s/ James A. Bare
      Stephen F. Adams
      First Vice President